Grupo Financiero|Galicia



Grupo Financiero Galicia S.A.
A Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering

                                                 Buenos Aires, February 26, 2004

To the
Buenos Aires Stock Exchange

                                                          Ref: Significant Event

Dear Sirs:

     Within the framework of the negotiations with creditors on the terms and conditions of Banco de Galicia y Buenos Aires S.A.'s foreign debt restructuring (the "Bank"), last December 23 Grupo Financiero Galicia S.A. ("Grupo Financiero Galicia" or the "Company") requested, both to the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires) (the "BCBA" as per the acronym in Spanish) and to the Cordoba Stock Exchange (Bolsa de Comercio de Cordoba) (the "BCC" as per the acronym in Spanish), authorization to make a public offering up to 149 million of unlisted non-voting registered and/or non-endorsable nominative preferred shares, of $1 par value each, which, at one-year from issuance, are compulsorily to be converted into the Company's Class B ordinary shares, or in the event there were a change in Grupo Financiero Galicia's control (that is, one preferred share in exchange for one Class B ordinary share) (the "Preferred Shares"). Said petition also included a request for the Company to be authorized to make a public offering and listing of Class B ordinary shares resulting from the above-mentioned conversion.

     On January 30, 2004, the Buenos Aires Stock Exchange informed this Company that the Preferred Shares should be listed in said entity's environment.

     Likewise, Banco de Galicia y Buenos Aires S.A. has informed this Company that the Steering Committee representing the banks, which are creditors within the framework of the Bank's foreign debt restructuring, has given its consent to the listing of Preferred Shares; and that the Shareholders' Meeting held on January 2, 2004 decided that the modification of the unlisted shares' resolution to the requirements and observations which either local and foreign controlling authorities may possibly make or those to be made by the respective markets be delegated to the Company's Board of Directors. Consequently, the Company's Board of Directors yesterday resolved to request both to the Cordoba Stock Exchange and the Buenos Aires Stock Exchange, the authorization to list up to 149 million of non-voting registered and/or non-endorsable nominative preferred shares, of $1 par value each, which, at one-year from issuance, are compulsorily to be converted into the Company's Class B ordinary shares, or in the event there were a change in Grupo Financiero Galicia's control (that is, one preferred share in exchange for one Class B ordinary share).

                               Yours sincerely,




                             Pedro Alberto Richards
                               Person in charge of
                              Market Relationships